July 23, 2010
Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colonial Properties Trust and Colonial Realty Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Proxy Statement on Schedule 14A
Filed March 12, 2010
File No. 001-12358 and 000-20707, respectively
Dear Ms. LaMothe:
Colonial Properties Trust (the “Trust”) and Colonial Realty Limited Partnership (“CRLP”) received the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 13, 2010, with respect to the above-referenced filings. Our responses to the Staff’s comments are set forth below. For ease of reference, our responses are set forth below the full text of the Staff’s correlative comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1. We note this fiscal year you filed a combined report on Form 10-K to include the information of both the REIT and the OP. Tell us what criteria you used in determining what would be presented separately and on a combined basis. Specifically address why you have not provided separate evaluations of your disclosure controls and procedures and changes in internal control over financial reporting as well as a separate MD&A discussion for liquidity and capital adequacy.
Colonial Properties Trust is the sole general partner of Colonial Realty Limited Partnership and, in addition to owning a general partner interest, currently owns a 90.6% limited partner interest in CRLP. The Trust and CRLP are structured as an “umbrella partnership REIT”, or UPREIT. As in the typical UPREIT structure, the Trust and CRLP are structured to achieve economic parity between a common share of beneficial interest of the Trust and a common unit of limited partnership interest of CRLP. Whenever the Trust issues common shares, CRLP issues an equal number of common units to the Trust at the same price for which the common shares were sold. All of the Trust’s operating activities are conducted through CRLP and CRLP’s subsidiaries and CRLP reimburses the Trust for any operating expenses (e.g., taxes and any expenses associated with the Trust’s equity capital raising activities). As such, the Trust is in effect a holding company; the only assets of which are its equity interests in CRLP. As the sole general partner of CRLP, the Trust is exclusively vested with managerial control and authority over the business and affairs of CRLP. Accordingly, the Trust’s financial statements include CRLP and its subsidiaries. Because the Trust conducts no business operations other than through CRLP and CRLP’s subsidiaries, the Trust’s financial statements are substantially the same as the financial statements of CRLP (with the most notable difference being the fact that CRLP also has outside minority unitholders).

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

Beginning with the Form 10-Q for the quarter ended March 31, 2009, the Trust and CRLP began filing combined periodic reports. Since the overwhelming majority of the information included in the Trust’s and CRLP’s periodic reports is the same due to the organizational structure described above, we concluded that filing combined periodic reports, where possible, would significantly reduce internal costs and expenses associated with the preparation of largely duplicative reports and eliminate the risk of inadvertent or unintentional errors that could result from the process of generating two reports. Moreover, we believe that combining the disclosure — where appropriate — helps convey the manner in which the operations and activities of the Trust and CRLP are interrelated. For this reason, we believe that a combined presentation is beneficial to an investors’ understanding of the business and financial condition of and relationship between the two entities. The Trust and CRLP filed combined periodic reports for each of the first three fiscal quarters of 2009. Beginning with the Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), the Trust and CRLP filed a combined Form
10-K.
Prior to the preparation of each combined periodic report, we evaluated each disclosure item to determine whether, as between the Trust and CRLP, the disclosure is essentially the same. To the extent that disclosure is the same for both registrants — e.g., with respect to property-level statistical data —we determined whether a combined presentation might create confusion for investors. Where disclosure is essentially the same for both registrants and combined disclosure would not be confusing to investors, the disclosure is presented on a combined basis. The terms “we,” “us,” and “our” are used in these filings to refer to both the Trust and CRLP when the same disclosure applies to both registrants. To provide any necessary clarification even in those cases where the disclosure is combined for both registrants, we use specific references to the Trust or CRLP, as necessary, to differentiate between the two registrants when particular disclosure pertains only to the Trust or CRLP. For example, with respect to disclosure under the subheading “Long-Term Liquidity Needs” included in Item 7 of the 2009 Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is presented on a combined basis in MD&A, we included separate references to the Trust’s registration statements and the impact that issuances of common shares of the Trust have under the partnership agreement for CRLP.
In those cases where we believe the nature of the differences in disclosure between the Trust and CRLP necessitate a separate presentation for each registrant, separate presentations are included. For example, because of the nature of the distinctions between the Trust’s and CRLP’s financial statements, the 2009 Form 10-K includes separate financial statement presentations in Item 6 (Selected Financial Data) and Item 8 (Financial Statements and Supplementary Data), including separate financial statement footnotes in Item 8. In addition, separate certifications are provided under Sections 302 and 906 of the Sarbanes-Oxley Act in order to comply with the requisite filing requirements for each registrant.

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

Consistent with the foregoing approach, we reviewed the discussion under the “Liquidity and Capital Resources” section in Item 7 of the 2009 Form 10-K for each of the Trust and CRLP, to determine whether to include the disclosure on a combined basis. Because of the nature of the organizational structure described above, events that affect liquidity and capital adequacy for one registrant will generally have an identical effect on the other registrant. As disclosed in the 2009 Form 10-K, the liquidity needs of the Trust and CRLP have historically been satisfied by a combination of capital resources available to both CRLP and the Trust. We believe that all of the information included in the “Liquidity and Capital Resources” section of MD&A is germane to investors in both the Trust and CRLP. Accordingly, management concluded that presenting disclosure on a combined basis, with specific references to “the Trust” and “CRLP” in the disclosure where necessary, was an effective and efficient manner in which to provide the requisite disclosure without unnecessary duplication of disclosure.
With respect to the disclosure in Item 9A of the 2009 Form 10-K, “Controls and Procedures,” we applied the foregoing approach and concluded to combine the disclosure, other than the inclusion of separate auditor’s reports regarding the audits of internal control over financial reporting. The same management team is responsible for the design and operation of the disclosure controls and procedures and for maintaining internal control over financial reporting for both registrants. In addition, because of the organizational structure and substantial similarity between the financial statements of the Trust and CRLP, the controls and procedures are also substantially similar. For these reasons, we believed that a combined presentation is helpful to investors because it reinforces the interconnection between the two registrants, whereas a separate presentation may unintentionally suggest a larger degree of differences than actually exist. Similarly, we did not believe this combined disclosure would be confusing, particularly given our conclusions regarding the effectiveness of the design and operation of disclosure controls and procedures and the effectiveness of internal control over financial reporting at both registrants disclosed in the 2009 Form 10-K.
Item 1, Business, page 3
Financing Strategy, page 5
2. We note your disclosure that the Board of Trustees authorized up to “$550 million in repurchases of outstanding unsecured senior notes of CRLP.” You then state: “[D]uring 2009, we repurchased an aggregate of $579.2 million of outstanding unsecured senior notes.” Please advise whether the Board authorized the additional amount of $29.2 million and include this disclosure in future filings, as appropriate.
We disclosed under “Business — Financing Strategy” in the 2009 Form 10-K that we repurchased an aggregate of $579.2 million of unsecured senior notes during 2009. These repurchases were executed through an unsecured debt repurchase program, as well as two separate cash tender offers, as follows:

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

•	$181.0 million repurchased pursuant to our unsecured debt repurchase program during 2009,

•	$250.0 million repurchased pursuant to a cash tender offer completed in April 2009, and

•	$148.2 million repurchased pursuant to a cash tender offer completed in September 2009.
The $550 million authorization referenced in the Financing Strategy section relates solely to our unsecured senior notes repurchase program authorized by the Board of Trustees of the Trust in 2008. Beginning in 2008, when this repurchase program was first authorized, we included disclosure regarding the authorization to inform investors of the overall size of the board-authorized repurchase program. The disclosure was not intended to suggest that the Board of Trustees of the Trust had not approved the two separate cash tender offers for CRLP notes mentioned above. Each of the two cash tender offers, pursuant to which CRLP repurchased $250.0 million and $148.2 million of CRLP’s unsecured senior notes, respectively, was authorized prior to commencement of the tender offer. We will clarify that the Board of Trustees of the Trust approved the cash tender offers in future filings, as appropriate.
Future Development Activity, page 7
3. In future filings, please explain the phrase “power center”. Please tell us how you intend to comply.
We understand “power center” — a commonly used term in the real estate industry — refers to an unenclosed shopping center with greater than 250,000 square feet of gross leasable area usually containing three or more “big box” tenants and various smaller retailers with a common parking area shared among the retailers. In future filings, we will include the foregoing description of what we mean by “power center” as part of the disclosure when we refer to power centers in our filings.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46
Summary of Critical Accounting Policies, page 67
Real Estate Assets, Impairment and Depreciation, page 67
4. Refer also to the similar disclosure on page 124. We note that the fair value of your real estate assets are based upon inputs that are consistent with those used by other market participants. To enhance the transparency of your disclosures, you should specifically identify the method used and assumptions made in determining the value of these assets. Please provide us the proposed disclosure you will include in future filings.
In response to the Staff’s comment, we intend to include in future filings (beginning with our Form 10-Q for the quarter ended June 30, 2010) the following disclosure regarding the determination of the fair value of our real estate assets in the section captioned “Summary of Critical Accounting Policies” and in the relevant portions of the notes to financial statements:

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

“The fair values of these assets are determined using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, unit sales assumptions, leasing assumptions, cost structure, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates and (iii) comparable sales activity. The valuation technique and related inputs vary with the specific facts and circumstances of each project.”
Form 10-Q for the quarter ended March 31, 2010
Note 11 — Investment in Partially-Owned Equities, page 18
Investments in Consolidated Partially-Owned Entities, page 18
5. We note beginning with the third quarter of 2009 the company began consolidating the CMS/Colonial Canyon Creek joint venture in its financial statements as a result of a preferred equity contribution of $11.5 million made by the company to the joint venture. Please explain the terms of the preferred equity contribution and tell us the accounting literature you relied upon when determining whether to consolidate this joint venture.
Preferred Equity Contribution
The CMS/Colonial Canyon Creek joint venture (the “joint venture”) was originally formed in 2007. We contributed 25% of the equity in the joint venture and CMS contributed 75% of the equity. All income, losses, and voting rights were proportionate to the equity contributions. Upon formation, the joint venture was determined to be a variable interest entity pursuant to ASC 810-10-15-14. The joint venture obtained a construction loan and the outstanding balance at June 30, 2009 was $27.4 million. In July 2009, the joint venture contracted for a new ten-year loan with Fannie Mae in the amount of $15.6 million. The $15.6 million of loan proceeds were used to pay down a portion of the outstanding $27.4 million construction loan. We paid off the balance of the construction loan in September 2009 with a preferred equity contribution of $11.5 million. Under a contribution agreement, we are receiving a cumulative preferential return of 8% on this investment such that we will receive all distributions until the $11.5 million of preferred capital plus a cumulative 8% return has been paid. Upon satisfaction of this preference, the joint venture will resume proportionate allocations with 25% of the distributions paid to us and 75% paid to the joint venture partner.
Consolidation
The contribution of the preferred equity represented a reconsideration event pursuant to ASC 810-10-25-39, which states, in part:

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE. A reporting entity shall determine whether it is the primary beneficiary of a VIE at the time the reporting entity becomes involved with the VIE. A reporting entity with an interest in a VIE shall reconsider whether it is the primary beneficiary of the VIE if the VIE’s governing documents or contractual arrangements are changed in a manner that reallocates either of the following between the existing primary beneficiary and other unrelated parties:
a.	The obligation to absorb the expected losses of the VIE

b.	The right to receive the expected residual returns
With the additional preferred equity contribution, we are the primary beneficiary as we will absorb the majority of the variability in the operating results of the joint venture. Accordingly, we began consolidating this joint venture in our financial statements upon contribution of the preferred equity.
Exhibits
6. We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibit 10.30. Please tell us why you have not filed an executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.
We have determined that Exhibit 10.30 to the 2009 Form 10-K references a form of promissory note under a loan arrangement that was terminated in 2005. Accordingly, we will remove the references to the two exhibits that relate to that former arrangement from future exhibit lists—i.e., the loan agreement referenced as Exhibit 10.29 and the form of promissory note referenced as Exhibit 10.30 in our 2009 Form 10-K. The other exhibits filed as forms to our 2009 Form 10-K consist of forms of agreements with respect to compensatory plans, which were filed pursuant to Item 601(b)(10)(iii) of Regulation S-K as forms (in lieu of filing each trustee’s or executive officer’s personal agreements) consistent with Instruction 1 to Paragraph (b)(10) of Item 601 of Regulation S-K.
7. We note that you entered into two ten-year secured credit facilities with Fannie Mae during 2009. It does not appear that you have filed these agreements as exhibits. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.
We respectfully advise the Staff that the agreements relating to the two ten-year secured credit facilities with Fannie Mae entered into during 2009 are filed as exhibits to our periodic reports. In separate Current Reports on Form 8-K filed with the Commission on March 5, 2009 and June 1, 2009, we disclosed that we had entered into two separate credit facilities for $350.0 million and $156.4 million, respectively. These credit facilities were originated by PNC ARCS LLC and Grandbridge Real Estate Capital LLC, respectively, for repurchase by Fannie Mae. The credit facility agreement executed in March 2009 is included as an exhibit to the Form 8-K filed with the Commission on March 5, 2009 (“March 8-K Filing”), and is incorporated by reference into our Form 10-Q for the quarter ended March 31, 2009 as Exhibit 10.1 The credit facility agreement executed in June 2009 is included as an exhibit to the Form 8-K filed with the Commission on June 1, 2009 (“June 8-K Filing”), and is incorporated by reference into our Form 10-Q for the quarter ended June 30, 2009 as Exhibit 10.1. The related promissory notes were also filed as exhibits to the March 8-K Filing and the June 8-K Filing, respectively. In addition, these credit facility agreements are incorporated by reference into our 2009 Form 10-K as exhibits 10.48 and 10.51, respectively.

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
8. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
For purposes of our 2010 proxy statement, we concluded that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us, and therefore, we did not provide disclosure in response to Item 402(s) of Regulation S-K. We made this conclusion based on the results of a process whereby the Executive Compensation Committee (the “Compensation Committee”) of the Board of Trustees of the Trust, with assistance from support staff and the Compensation Committee’s compensation consultant, reviewed and assessed our compensation policies and practices for all employees, including executive officers, to determine whether risks arising from any of these policies or practices would be reasonably likely to have a material adverse effect on us. The Committee identified all compensation policies and practices to be reviewed, as well as the specific types of risks that could arise for the company with respect to any of these policies and practices. The Compensation Committee, with assistance from support staff and the compensation consultant, identified the relevant design elements for each policy and practice, and reviewed each element (or when determined appropriate, combinations of design elements) to determine whether the design element in and of itself, or the employee behavior required or encouraged by the design element, could raise a material risk to us, and if so, whether such risk was material and reasonably likely to occur. The Compensation Committee also reviewed and assessed the administrative processes for each policy and practice to determine whether these processes could raise a material risk to us.
9. We note that you target total compensation to the 75th percentile of the peer group. To the extent you awarded compensation to an executive officer that was above or below the targeted compensation level of those in your peer group, please identify the officer and explain why you awarded compensation to that officer at a level that was above or below the median. Please provide this disclosure in future filings and tell us how you intend to comply.
As we discuss in the section captioned “Compensation Discussion and Analysis” in our 2010 proxy statement, total direct compensation for our named executive officers, which includes base salary, annual incentive and long-term incentive, is intended to target pay at the 75th percentile of the peer group if our performance is at the 75th percentile of the peer group. Total direct compensation is not targeted at the median of the peer group, and so, for example, if performance is at or above the median of the peer group, total direct compensation will not necessarily equal the median level of pay of the peer group. The Compensation Committee has been purposeful in establishing the compensation program in this manner, such that the median level is not focused on or targeted.

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

Under the terms of our 2010 annual incentive program, the actual incentive is interpolated based on where the Company’s actual performance is as a percentile if ranked with peer group performance. The Compensation Committee reviews and establishes the annual incentive opportunity (threshold, target and maximum) for each of our named executive officers prior to the year in which performance is to be measured, but retains discretion to adjust any payment that is otherwise determined based on the application of the terms of the plan.
For 2010, the total direct compensation awarded to all of our named executive officers was below the targeted level of the peer group (based on the most recent data available regarding the peer group). In addition, the specific officer’s total direct compensation as a percentage of the median of the peer group compensation or as a percentage of the targeted compensation level of the peer group was solely a function of the performance of the company relative to its peer group and the calibration of the incentive opportunity under the terms of the 2010 annual incentive program to that comparison, with one exception in which the Compensation Committee exercised its discretion. In January 2010, the Committee exercised its discretion to adjust payments for one named executive officer —Thomas H. Lowder, the Chief Executive Officer of the Trust — by calculating his annual incentive (and the corresponding long-term incentive award) as though his base salary for 2009 had been $500,000 (his actual annual base salary for 2009 was $250,000). In reaching this determination, the Compensation Committee considered (a) the circumstances under which Mr. Lowder assumed the role of CEO of the Trust beginning in late December 2008 and served in such capacity for all of 2009, without any corresponding increase in base salary, (b) the economic environment in which Mr. Lowder as CEO operated during 2009, and (c) Mr. Lowder’s base salary in relation to his peers (which, as described above, had not been adjusted in 2009 to reflect Mr. Lowder’s increased role and responsibilities).
Although the above disclosure was included in our 2010 proxy statement, we intend to enhance this disclosure, as applicable, in future filings (beginning with our 2011 proxy statement) by developing the most recent peer group compensation data available and incorporating into our discussion a comparison of this data to the actual compensation of our named executive officers. We believe that this will provide additional context to future disclosure of any similar exercises of discretion by the Compensation Committee in making compensation decisions. We note, however, that because the incentive compensation awards to our named executive officers are generally determined in January following the performance year, and since our and our peer group’s proxy statements are filed shortly thereafter, we intend to develop the peer group data from our peer group’s prior year proxy statements when comparing to our current year compensation.
*************

Cicely LaMothe
Securities and Exchange Commission
July 23, 2010

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (205) 250-8710 with any questions or comments.
Sincerely,
/s/ Thomas H. Lowder
Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 6th Avenue North, Suite 750
Birmingham, AL 35203